Exhibit 99.1

FEMSA Shareholders´ Meeting Resolutions

Monterrey, Mexico, March 24, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “the Company”) (NYSE: FMX; BMV: FEMSAUBD) held its Annual Ordinary General Shareholders Meeting today, during which its shareholders approved among other things, the consolidated financial statements for the year ended December 31, 2020, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2020 and the appointment or reelection of the members of the Board of Directors, the Audit Committee, the Corporate Practices Committee and the Strategy and Finance Committee of the Board for 2021.

The shareholders’ meeting approved the payment of a cash dividend of Ps. 0.4792 per each Series "D" share and Ps. 0.3833 per each Series "B" share, which amounts to Ps. 2.3000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 23.0000 per ADS (NYSE: FMX), and Ps. 1.9166 per "B" Unit (BMV: FEMSAUB), to be paid in two equal installments, payable on May 6, 2021 and November 5, 2021.

The shareholders’ meeting also approved Ps. 17,000 million as the maximum amount that could be used for the Company’s share repurchase program during 2021, and up until the next Annual General Ordinary Shareholders’ Meeting is held, being the same as the amount approved during 2020 for this purpose.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section within the Shareholders Information tab in the Investors section of our website at: https://femsa.gcs-web.com/.

####

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the specialized distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

March 24, 2021	1